UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

ReNew Energy Global Plc (“ReNew” or the “Company”) (Nasdaq: RNW, RNWWW), announced that on January 22, 2026, it successfully raised USD 600 million through an oversubscribed offering of 6.5% senior secured green bonds due 2031 (the “green bonds”). The issuance was made through ReNew’s subsidiary in GIFT (Gujarat International Finance Tec-City), ReNew Treasury IFSC Private Limited, a wholly-owned subsidiary of ReNew Private Limited. The green bonds are guaranteed by ReNew and ReNew Private Limited and will be secured by a security and collateral package similar to the 7.95% Senior Secured Green Bonds due 2026 issued on April 28, 2023 by the Company’s wholly-owned subsidiary, Diamond II Limited (the “Diamond II Bonds”), including partial asset security equal to 0.5x and total security cover of 1.0x.

The green bonds were issued in a private offering exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), to non-U.S. persons in offshore transactions in accordance with Regulation S under the Securities Act. The green bonds are subject to restrictions on transfer and, unless registered, may only be offered or sold in transactions exempt from or not subject to the registration requirements of the Securities Act and other applicable securities laws.

The green bonds attracted strong demand from institutional investors across Asia, the UK and the US. The transaction was oversubscribed by c.3.5x at its peak, with a total investor demand aggregating in excess of USD 2 billion, resulting in a 37.5 bps tightening from initial price guidance.

This marks the first-ever international bond issuance from a GIFT City issuer. The green bonds were issued under ReNew’s Green Financing Framework and have received a Second Party Opinion from DNV, an external consultant. Proceeds will be used in accordance with the framework and primarily to redeem $525,000,000 aggregate principal amount of Diamond II Bonds, making this a debt-neutral transaction and resulting in an interest rate reduction from 7.95% to 6.5% and maturity extension from 2026 to 2031. The green bonds are expected to be rated Ba3 by Moody’s and BB- by Fitch.

The issuance underscores ReNew’s diversified funding strategy and its strong access to global capital markets. ReNew’s Group CFO, Kailash Vaswani, said: “This landmark issuance from GIFT City reflects strong global investor confidence in ReNew’s credit and green credentials. The establishment of our Global Regional/Corporate Treasury Centre enhances our funding flexibility and access to diversified pools of capital. This transaction supports interest cost optimization, further strengthening our long-term financial profile.”

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), except for the expected ratings by Moody’s and Fitch and the quotation of Kailash Vaswani,   are incorporated by reference into post-effective amendment No. 2 to the Registrant’s registration statement on Form F-1 on Form  F-3, SEC file number 333-259706 (as amended or supplemented  through the date of this Form 6-K), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as  “will,” “expect,” or other similar expressions that predict or imply future events, trends, terms and/or conditions or that are not statements of historical matters. The Company cautions readers of this release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding the expected use of proceeds from the green bond offering and statements relating to the Company’s future financial condition and prospects.

Such forward-looking statements are based on current expectations and projections about future events and various assumptions. The forward-looking statements contained herein are also subject to other risks and uncertainties that are identified in the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Current Reports on Form 6-K furnished to the SEC by the Company. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. The Company expressly disclaims any obligation or undertaking (except as required by applicable law) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 26, 2025	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer